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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                          Profit Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  743167207000
--------------------------------------------------------------------------------
                                 (CUSIP Number)



  Donovan C. Snyder, ITEX Corporation, P.O. Box 2309, Portland, OR 97208-2309
                       Telephone: (503) 244-4672 ext. 105

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 12, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.  743167207000                           13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON

          ITEX Corporation


       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          93-0922994

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS* OO




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION  Nevada




--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER  400,000    6.0%
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER  None
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  400,000  6.0%
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER  None


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON  400,000  6.0%



--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  6.0%



--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*  CO




--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the common stock of Profit Financial Corporation, a Utah corporation with principal executive offices at 14675 Interurban Avenue South, Seattle, WA 98168.


Item 2.  Identity and Background

ITEX Corporation, a Nevada corporation
Principal business:  operation of a retail barter exchange
10300 S.W. Greenburg Road, Suite 370
Portland, OR 97223

(d) No
(e) No.

Executive officers and directors of ITEX Corporation:


Name           Title               Business Address              Employment

Graham H. Norris    President and CEO   P.O. Box 2309            ITEX Corp.
                    Director       Portland, OR 97208-2309

Mary J. Scherr Vice President P.O. Box 2309                      ITEX Corp.
                    Director       Portland, OR 97208-2309

Gerald Pitts        Vice President P.O. Box 2309                 ITEX Corp.
                                   Portland, OR 97208-2309

Joseph Morris       Vice President 18306 E. Wesley Place         ITEX Corp.
                    Director       Aurora, CO 80013

Donovan C. Snyder   Secretary      P.O. Box 2309                 ITEX Corp.
                                   Portland, OR 97208-2309

Charles Padbury     Director       1585 SW Marlow, #100          Dentist
                                   Portland, OR 97225

Sherry Meinberg     Director       5417 Harco Street             Retired
                                   Long Beach, CA 90808

Evan Ames           Director       15200 NW Acorn Place          Financial
                                   Beaverton, OR 97006           Advisor

Robert Nelson       Director       1130 SW Morrison St., #408    CPA
                                   Portland, OR 97205

For all persons listed above, items (d) and (e) are No


Item 3.  Source and Amount of Funds or Other Consideration

     On July 30, 1997, ITEX Corporation acquired the additional 51% of the stock of Associated Reciprocal Traders Ltd. ("ART") which ITEX did not previously own from Newcastle Services Ltd., the owner of the 51% of ART. ART thus became a wholly owned subsidiary of ITEX. Included in the assets of ART at the time of the acquisition was 200,000 shares of the common stock of Profit Financial Corporation. Thus, ITEX Corporation, as the sole shareholder of ART has beneficial ownership of those 200,000 shares. The consideration paid to Newcastle Services for the acquisition of the remaining interest in ART not previously owned by ITEX was $3,327,000 payable in the form of transfer to Newcastle of all of ITEX s right, title and interest in and to certain common and preferred stock of a publicly traded company and which was owned by ITEX and transfer to Newcastle of certain art work from among the inventory of such art work owned by ITEX.

     As of August 12, 1997, ITEX Corporation entered into an agreement with Bailey Mutual Fund, Inc. for acquisition by ITEX of the 200,000 shares of the common stock of Profit Financial Corporation held by Bailey Mutual Fund. The consideration paid to Bailey Mutual Fund for acquisition of the 200,000 shares of stock was $2,000,000 payable in the form of transfer to Bailey of all of ITEX s right, title and interest in and to certain common stock of a publicly traded company which stock was owned by ITEX, a number of ITEX Trade Dollars and cash.


Item 4.  Purpose of Transaction

     The purpose of the transactions described in Item 3 above was (1) to acquire sole ownership of Associated Reciprocal Traders Ltd. and (2) to obtain the 200,000 shares of Profit Financial Corporation stock owned by Bailey Mutual Fund. ITEX Corporation intends to sell the Profit Financial Corporation stock acquired in an orderly fashion in order to provide cash needed by ITEX Corporation in its operations.


Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the Schedule 13D cover page.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     None.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 22, 1997                       /s/ Graham H. Norris
                                             -----------------------------------
                                             Signature

                                             Graham H. Norris, President and CEO
                                             -----------------------------------
                                             Name/Title